Exhibit 2

Letter to the Board of Far East Energy

Dear Sirs,

Today we have provided the Company’s Secretary with a Notice that we intend to propose four individuals for election to the Company’s Board of Directors at the Company’s Annual Meeting, currently scheduled to be held on December 15th.

We understand that over the past six months several large stockholders have expressed concern over the performance and direction of the Company. We would agree with these concerns, and we feel that the best way to ensure the long-term value of the Company is to strengthen the Board with individuals who can bring a more diverse background of skills and experience. By working closely with the current management we believe a new Board can ensure strong value growth for stockholders.

Our nominees are all exceptional individuals, with broad experience including the Coal Bed Methane industry in Canada, Chinese natural gas infrastructure markets, financial and business management and investor and market relations. We have provided biographical details of the nominees in our Notice. We believe that these nominees will receive broad support from the Company’s stockholders.

We call for the Board to accept these nominations and to include them on the Company’s proxy statement for its Annual Meeting. We are happy to discuss with the Board how best to make this happen.

Yours sincerely,

/s/ TIM WHYTE

Tim Whyte

Sofaer Capital Global Hedge Fund